UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 4)*

Lilium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N52586109
(CUSIP Number)

Tencent Holdings Limited 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
117,511,913[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
117,511,913[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,511,913[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Holdings Limited (“Tencent”) is deemed to beneficially own 117,511,913 Class A Ordinary Shares including: (i) 87,735,076 Class A Ordinary Shares held by its indirect wholly-owned subsidiary, Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”), a direct wholly-owned subsidiary of Tencent Mobility Limited (“Tencent Mobility”), which in turn is a direct wholly-owned subsidiary of Tencent; and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing; and (iii) 24,007,607 Class A Ordinary Shares held by Aceville Pte. Limited  (“Aceville”), a direct wholly-owned subsidiary of TCH Delta Limited (“TCH Delta”), which in turn is a direct wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as a result of the July 2023 Capital Raise (which completed August 1, 2023), as disclosed in the Report on Form 6-K filed by Lilium N.V. (the “Issuer”) on July 18, 2023, (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

1	NAMES OF REPORTING PERSONS
Tencent Mobility Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
117,511,913[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
117,511,913[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,511,913[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility is deemed to beneficially own 117,511,913 Class A Ordinary Shares, including: (i) 87,735,076 Class A Ordinary Shares held by its direct wholly-owned subsidiary, Tencent Mobility (Luxembourg); (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing; and (iii) 24,007,607 Class A Ordinary Shares held by Aceville, which is under common control and an indirect wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as a result of the July 2023 Capital Raise (which completed August 1, 2023), as disclosed in the Report on Form 6-K filed by the Issuer on July 18, 2023, (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

1	NAMES OF REPORTING PERSONS
Tencent Mobility (Luxembourg) S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
117,511,913[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
117,511,913[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,511,913[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Tencent Mobility (Luxembourg) is deemed to beneficially own 117,511,913 Class A Ordinary Shares, including: (i) 87,735,076 Class A Ordinary Shares directly held by it; (ii) 5,769,230 Class A Ordinary Shares issuable to it upon the exercise of the warrant issued to it in connection with the closing of the Second PIPE Financing; and (iii) 24,007,607 Class A Ordinary Shares held by Aceville, which is under common control and an indirect wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as a result of the July 2023 Capital Raise (which completed August 1, 2023), as disclosed in the Report on Form 6-K filed by the Issuer on July 18, 2023, (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

1	NAMES OF REPORTING PERSONS
TCH Delta Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
117,511,913[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
117,511,913[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,511,913[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
TCH Delta is deemed to beneficially own 117,511,913 Class A Ordinary Shares, including:  (i) 24,007,607 Class A Ordinary Shares held by its direct wholly owned subsidiary, Aceville; (ii) 87,735,076 Class A Ordinary Shares held by Tencent Mobility (Luxembourg); and (iii) 5,769,230 Class A Ordinary Shares issuable upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, as Tencent Mobility (Luxembourg) is under common control and an indirect wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as a result of the July 2023 Capital Raise (which completed August 1, 2023), as disclosed in the Report on Form 6-K filed by the Issuer on July 18, 2023, (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

1	NAMES OF REPORTING PERSONS
Aceville Pte. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
117,511,913[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
117,511,913[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,511,913[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5% of Class A Ordinary Shares[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Aceville is deemed to beneficially own 117,511,913 Class A Ordinary Shares, including: (i) 24,007,607 Class A Ordinary Shares directly held by it; (ii)  87,735,076 Class A Ordinary Shares held by Tencent Mobility (Luxembourg); and (iii) 5,769,230 Class A Ordinary Shares issuable upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, as Tencent Mobility (Luxembourg) is under common control and an indirect wholly-owned subsidiary of Tencent.

2
The denominator of the calculation is the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as a result of the July 2023 Capital Raise (which completed August 1, 2023), as disclosed in the Report on Form 6-K filed by the Issuer on July 18, 2023, (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of the warrant issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on September 24, 2021, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on November 23, 2022, further amended by the Amendment No. 2 to Schedule 13 filed with the SEC on May 2, 2023 and further amended by the Amendment No. 3 to Schedule 13 filed with the SEC on May 15, 2023 (the “Original Schedule 13D,” and as amended hereby, this “Schedule 13D”) and relates to the Class A Ordinary Shares, nominal value €0.12 per share (the “Class A Shares”), of Lilium N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). The address of the principal executive offices of the Issuer is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Schedule 13D shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii) Tencent Mobility Limited, a Hong Kong company and a direct wholly owned subsidiary of Tencent (“Tencent Mobility”);

(iii) Tencent Mobility (Luxembourg) S.à r.l., a direct wholly owned subsidiary of Tencent Mobility (“Tencent Mobility (Luxembourg)”);

(iv) TCH Delta Limited, a direct wholly owned subsidiary of Tencent (“TCH Delta”); and

(v) Aceville Pte. Limited, a direct wholly owned subsidiary of TCH Delta (“Aceville”) (together with Tencent, Tencent Mobility, Tencent Mobility (Luxembourg), and TCH Delta, the “Reporting Persons”).

(b) The principal business address of each of Tencent, Tencent Mobility, Tencent Mobility (Luxembourg), TCH Delta, and Aceville is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c) Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests. Tencent Mobility (Luxembourg) is a wholly owned subsidiary of Tencent Mobility and is principally engaged in the business of holding securities in portfolio companies in which Tencent and Tencent Mobility invests.  TCH Delta is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.  Aceville is a wholly owned subsidiary of TCH Delta and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

67,696,615 of the Class A Shares reported in the Original Schedule 13D as being beneficially owned by the Reporting Persons were issued to Tencent Mobility (Luxembourg) in connection with the exchange of interests in Lilium GmbH, a German limited liability company (“Lilium”),into shares of the Issuer (the “Exchange”) upon the completion of the business combination (the “Business Combination”) on September 15, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), Lilium, the Issuer, and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly owned subsidiary of Holdco (“Merger Sub”) (as amended, the “Business Combination Agreement”). In addition, Tencent Mobility (Luxembourg) subscribed for and purchased an additional 8,500,000 Class A Shares for $85,000,000 under a Subscription Agreement entered into on March 30, 2021 (the “March 2021 Subscription Agreement”) in connection with a private placement that closed simultaneous with the Business Combination on the Closing Date (the “PIPE Financing”). The Reporting Persons provided the $85,000,000 purchase price for the private placement shares from working capital.

On November 2, 2022, in connection with a private placement (the “Second PIPE Financing”), Tencent Mobility(Luxembourg) entered into a securities purchase agreement with the Issuer, which was subsequently amended and restated on November 17, 2022 (as amended and restated, the “2022 Securities Purchase Agreement”), pursuant to which Tencent Mobility (Luxembourg) agreed to purchase, and the Issuer agreed to issue and sell, (A) 11,538,461 Class A Shares (the “Shares”) at a per share purchase price equal to $1.30 (the “Per Share Purchase Price”); and (B) a warrant to acquire 5,769,230 Class A Shares (subject to adjustment in accordance with the terms thereof) (such warrant, in substantially the form of Exhibit 7 hereto, the “2022 Warrant,” and such underlying Class A Shares, the “2022 Warrant Shares”) at a price per 2022 Warrant Share equal to the Per Share Purchase Price (subject to adjustments in accordance with the terms of the 2022 Warrant). The 2022 Warrant is exercisable on any business day prior to November 22, 2026.

On or around November 22, 2022, Tencent Mobility (Luxembourg) paid to the Issuer $14,999,999.30 in exchange for the Shares, and the Issuer issued to Tencent Mobility (Luxembourg) the 2022 Warrant.

On May 1, 2023, in connection with a capital raise for up to $250,000,000 by the Issuer (the “Capital Raise”), Aceville Pte. Limited, an indirect wholly owned subsidiary of Tencent (“Aceville”), entered into a securities purchase agreement with the Issuer (as amended, the “2023 Securities Purchase Agreement”), pursuant to which Aceville agreed to purchase, and the Issuer agreed to issue and sell, 184,210,526 warrants to acquire Class A Shares (subject to adjustment in accordance with the terms thereof) (such warrants, in substantially the form of Exhibit 10 hereto, the “2023 Warrants,” and such underlying Class A Shares, the “2023 Warrant Shares”), with each such whole 2023 Warrant initially entitling the holder thereof to purchase one Class A Share at a price per 2023 Warrant Share equal to $1.00. (A) 130,000,000 of the 2023 Warrants are exercisable on any business day upon issuance prior to the 10 year anniversary of the date on which the 2023 Warrants were issued (the “Expiration Date”); and (B) 54,210,526 of the 2023 Warrants (the “Delayed Exercise Warrants”) will be exercisable on any business day from the date on which the Issuer shall have instructed Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, that the shareholders of the Issuer have authorized the issuance of the 2023 Warrant Shares to be issued in respect of the Delayed Exercise Warrants and prior to the Expiration Date.  On May 25, 2023, the Issuer instructed Continental Stock Transfer & Trust Company, as warrant agent, that the shareholders of the Issuer have authorized the issuance of the 2023 Warrant Shares to be issued in respect of the Delayed Exercise Warrants.  The Expiration Date of the 2023 Warrants held by Aceville (and certain related parties) will, unless otherwise agreed by the Issuer and Aceville, automatically be extended by 5 years if the 2023 Warrants are not exercised prior to the 10 year anniversary.

At the closing of the transactions contemplated by the 2023 Securities Purchase Agreement on May 15, 2023, (A) Aceville pre-funded $100,000,000 of the total exercise price of the 2023 Warrants to the Issuer, following which the 2023 Warrants became exercisable at a price per 2023 Warrant Share equal to $0.4571; (B) Aceville is obligated to pre-fund an additional $75,000,000 towards the total exercise price of the 2023 Warrants to the Issuer, contingent upon the Issuer securing $75,000,000 in additional funding from third parties, following which the 2023 Warrants would be exercisable at a price per 2023 Warrant Share equal to $0.05; and (C) the Issuer issued to Aceville the 2023 Warrants. The 2023 Warrants will not be exercisable to the extent their exercise would result in Aceville (together with its affiliates or other similarly related persons) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Issuer’s capital immediately after giving effect to the issuance of the 2023 Warrant Shares issuable upon exercise of the 2023 Warrants, unless certain governmental approvals are obtained or not required. In addition, the 2023 Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with its affiliates or similarly related parties) beneficially owning in excess of 19.99% of either the number of or the voting power of the ordinary shares of the Issuer immediately after giving effect to the issuance of the 2023 Warrant Shares issuable upon exercise of the 2023 Warrants or if certain government approvals would be required, in each case, unless certain approvals are obtained or not required (the beneficial ownership limitations described in the foregoing sentence and this sentence are referred to herein collectively as the “Beneficial Ownership Limitations”).  As a result of the Beneficial Ownership Limitations, the Reporting Persons would only be considered to be, for purposes of Section 13(d) or 13(g) of the Act, beneficial owner of the 2023 Warrant Shares to the extent the 2023 Warrants are exercisable. As the Issuer issues additional class A ordinary shares or class B ordinary shares, portions of the 2023 Warrants may automatically become exercisable, up to the Beneficial Ownership Limitation. As the 2023 Warrants become exercisable, the Reporting Persons will be deemed to have beneficial ownership of the 2023 Warrant Shares underlying such exercisable 2023 Warrants.  Because such 2023 Warrant Shares are treated as beneficially owned, the dilutive effect on the Reporting Persons’ beneficial ownership of issuances by the Issuer may be partially or fully mitigated, resulting in less or no change to the percentage of the class A ordinary shares beneficially owned by the Reporting Persons.

The 2022 Warrant includes a provision to reduce the exercise price of the 2022 Warrant upon the Issuer’s sale of Class A Shares or securities linked to Class A Shares at an effective price below the exercise price of the 2022 Warrant. As a result, upon the issuance of the 2023 Warrants, the exercise price of the 2022 Warrant was reduced to $1.00 per 2022 Warrant Share.

As disclosed in the Form 6-K filed by the Issuer on July 18, 2023 (the  “July 18 6-K”), on July 13, 2023, the Issuer entered into an underwriting agreement with B. Riley Securities, Inc., which acted as the sole underwriter for the purchase and sale, in an underwritten public offering (the “Public Offering”), of the Issuer’s class A ordinary shares. Additionally, the Issuer agreed to issue to qualified investors, in a concurrent private placement (the “Private Placement” and, together with the Public Offering, the “July 2023 Capital Raise”) the Issuer’s class A ordinary shares and warrants to purchase such shares.  Also as disclosed in the July 18 6-K, on July 18, 2023, the closing of the Public Offering for aggregate gross proceeds of approximately $75 million and the initial closing of the Private Placement for aggregate gross proceeds of approximately $21 million occurred. On August 1, 2023, the final closing of the Private Placement for the remaining approximately $21 million occurred.

On July 28, 2023, Aceville pre-funded an additional $75,000,000 towards the total exercise price of the 2023 Warrants to the Issuer, as required under the 2023 Securities Purchase Agreement, following which the exercise price for the 2023 Warrants became $0.05 per 2023 Warrant Share, and exercised 20,114,455 of such 2023 Warrants (the “July 28 Exercise”). Aceville paid to the Issuer $1,005,722.75 for the July 28 Exercise. On August 2, 2023, following the final closing of the Private Placement, Aceville exercised an additional 3,893,152 of the 2023 Warrants (the “August 2 Exercise”), in compliance with the Beneficial Ownership Limitations. Aceville paid to the Issuer $194,657.60 for the August 2 Exercise.

Following the consummation of the aforementioned transactions (including the July 2023 Capital Raise and the exercise of the 2023 Warrants), the Reporting Persons will beneficially own 117,511,913 Class A Shares, including the 2022 Warrant Shares.

The foregoing descriptions of the Business Combination Agreement, the March 2021 Subscription Agreement, the 2022 Securities Purchase Agreement, the 2022 Warrant, the 2023 Securities Purchase Agreement and the 2023 Warrants do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of the Business Combination Agreement, the March 2021 Subscription Agreement, the 2022 Securities Purchase Agreement, the 2022 Warrant, the 2023 Securities Purchase Agreement and the 2023 Warrants, respectively. A copy of the March 2021 Subscription Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference in this Item 3. Copies of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference in this Item 3. Copies of the 2022 Securities Purchase Agreement and the form of the 2022 Warrant are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated by reference in this Item 3. Copies of the 2023 Securities Purchase Agreement and the form of the 2023 Warrants are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

David Wallerstein is a member of the Board of Directors of the Issuer and is also Chief eXploration Officer and Senior Executive Vice President of Tencent. As disclosed in the Issuer’s Form 20-F filed on March 28, 2023, David Wallerstein is deemed to beneficially own 1,746,540 class A ordinary shares (including 1,515,771 class A ordinary shares and 230,769 Class A Shares underlying a warrant, acquired in the Second PIPE Financing).  On July 18, 2023, pursuant to a securities purchase agreement with the Issuer (the “PIPE SPA”) in the form filed as Exhibit 12 to this Schedule 13D, David Wallerstein acquired 384,615 class A ordinary shares and warrants, in the form attached hereto as Exhibit 13, to purchase 96,154 class A ordinary shares in the Private Placement for an aggregate purchase price of $499,999.50 (on the same terms as other investors in the Private Placement).  In connection therewith, Mr. Wallerstein entered into a Director and Officer Lock-up Agreement, in the form attached hereto as Exhibit 14.  Each of the Reporting Persons expressly disclaims beneficial ownership of any of the Class A Shares beneficially owned by David Wallerstein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)       See responses to Item 13 on the cover pages of this filing and the second paragraph of Item 4 of this Schedule 13D, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 117,511,913 Class A Shares. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 23.5% of the outstanding Class A Shares. Calculations of the percentage of the Class A Shares beneficially owned is based on the denominator being the sum of (i) 471,010,184 Class A Ordinary Shares outstanding as of August 1, 2023, as disclosed in the Report on Form 6-K filed by the Issuer on July 18, 2023, as a result of the July 2023 Capital Raise, (ii) 5,769,230 Class A Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of warrants issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing, and (iii) 24,007,607 Class A Ordinary Shares held by Aceville and not part of the July 2023 Capital Raise.

As a result of the Beneficial Ownership Limitations, the Reporting Persons would only be considered to be, for purposes of Section 13(d) or 13(g) of the Act, beneficial owner of the 2023 Warrant Shares to the extent the 2023 Warrants are exercisable. As the Issuer issues additional class A ordinary shares or class B ordinary shares, portions of the 2023 Warrants may automatically become exercisable, up to the Beneficial Ownership Limitation. As the 2023 Warrants become exercisable, the Reporting Persons will be deemed to have beneficial ownership of the 2023 Warrant Shares underlying such exercisable 2023 Warrants.  Because such 2023 Warrant Shares are treated as beneficially owned, the dilutive effect on the Reporting Persons’ beneficial ownership of issuances by the Issuer may be partially or fully mitigated, resulting in less or no change to the percentage of the of the class A ordinary shares beneficially owned by the Reporting Persons.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)       The information provided in the second paragraph of Item 4 is hereby incorporated by reference herein.

Except as described in Item 3 or Item 4, the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement have not engaged in any transaction with respect to the Class A Shares during the sixty days prior to the date of filing this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following is hereby added after the tenth paragraph of Item 6:

The information provided in Items 4 is hereby incorporated by reference herein.

The Reporting Persons are part of an affiliated group of entities under common control with Tencent and have an informal understanding that they will coordinate on the holding, voting and disposition of the class A ordinary shares held by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing Exhibit 5 of the Original Schedule 13D with Exhibit 5 of this Amendment and adding new Exhibits 12, 13 and 14.

Exhibit Number	Description
5	Agreement regarding joint filing of Schedule 13D.
12	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 of the Report on Form 6-K filed by Lilium N.V. on July 18, 2023).
13	Form of PIPE Warrant (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K filed by Lilium N.V. on July 18, 2023).
14	Form of Director and Officer Lock-up Agreement (incorporated by reference to Exhibit 10.4 of the Report on Form 6-K filed by Lilium N.V. on July 18, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2023
TENCENT HOLDINGS LIMITED

	By:	/s/ Yan Li
Name: Yan Li
Title: Authorized Signatory

TENCENT MOBILITY LIMITED

	By:	/s/ Pu Hai Tao
Name: Pu Hai Tao
Title: Director

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

	By:	/s/ Pan Kun
Name: Pan Kun
Title: Class A Manager

TCH DELTA LIMITED

	By:	/s/ Yan Li
Name: Yan Li
Title: Director

ACEVILLE PTE. LIMITED

	By:	/s/ Pu Hai Tao
Name: Pu Hai Tao
Title: Authorized Signatory

Appendix A

Directors and Executive Officers of Tencent

The names of the directors and the names and titles of the executive officers of Tencent and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Zhang Xiulan	People’s Republic of China	Independent Non-Executive Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

Directors and Executive Officers of Tencent Mobility

The names of the directors and the names and titles of the executive officers of Tencent Mobility and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Pu Hai Tao	Australia	Director
Wang Sze Man	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
N/A

Directors and Executive Officers of Tencent Mobility (Luxembourg)

The names of the directors and the names and titles of the executive officers of Tencent Mobility (Luxembourg) and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility (Luxembourg).

Name	Citizenship	Title
Directors:
Pan Kun	People’s Republic of China	Class A Manager
Simon Maire	Belgium	Class B Manager
Executive officers:
N/A

Directors and Executive Officers of TCH Delta

The names of the directors and the names and titles of the executive officers of TCH Delta and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TCH Delta.

Name	Citizenship	Title
Directors:
Li Yan	United States of America	Director
Lau Suk Yi	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
N/A

Directors and Executive Officers of Aceville

The names of the directors and the names and titles of the executive officers of Aceville and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Aceville.

Name	Citizenship	Title
Directors:
Zhou Lihui	People’s Republic of China	Director
Ang Bee Eng	Singapore	Director
Tse Cheuk Yin Tiffany	People’s Republic of China (Hong Kong SAR)	Director
Hui Man Kuen	Singapore	Director
Executive officers:
N/A